GENUFOOD ENENRGY ENZYMES CORP.

601 South Figueroa Street, Suite 4050

Los Angeles, California 90017

September 27, 2018

via EDGAR

Ms. Irene Paik
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Genufood Energy Enzymes Corp.

Registration Statement on Form S-1 (File No. 333-192090)

Dear Ms. Paik:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Genufood Energy Enzymes Corp. (the “Company”) hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-192090), together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above.  The Company is seeking withdrawal of the Registration Statement, which has not been declared effective by the Staff of the Commission, because the Company no longer wishes to conduct a public offering of securities at this time.  The Company believes the withdrawal to be consistent with the public interest and the protection of investors.  The Company confirms that no securities have been sold in connection with the proposed offering.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you require any additional information, please contact Lance Jon Kimmel of SEC Law Firm, our outside counsel, at (310) 557-3059.

Very truly yours,

s/ Ming Kuang (James) Tsai
Ming Kuang (James) Tsai
President